MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

VIA EDGAR CORRESPONDENCE

April 12, 2011

Patrick Scott
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

Re:   MainStay VP Series Funds, Inc. (“Registrant”) (SEC File Nos. 002-86082 and 811-03833-01) Post-Effective Amendment No. 54 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Scott:

I am writing in response to comments you provided to me on April 5, 2011, with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (“Commission”) on February 18, 2011, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”).  On behalf of the Registrant, your comments and responses thereto are provided below.

Comment 1:        Certain Portfolios describe investments in derivative instruments, please review the Portfolios’ principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that a Portfolio intends to use to achieve its investment objective.  See Barry Miller Letter to the ICI dated July 30, 2010.

Response:           The Registrant has reviewed the Portfolios’ principal strategies and principal risk disclosures with respect to derivative instruments.  In this regard, the Registrant believes that the disclosure is not too generic or standardized, and that it describes the actual derivative instruments that the Portfolios intend to use to achieve their investment objectives and the associated principal risks.

Comment 2:        Please confirm that the Registrant is aware of its obligation to file Interactive (XBRL) Data for the Portfolios’ Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement.  See IC-28617 (February 9, 2010).

Response:           The Registrant is aware of it obligation to file Interactive (XBRL) Data for the Portfolios’ Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement.

MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

Comment 3:        The fee table should follow only the format and use only the headings and parenthetical explanations prescribed by the Form.

Response:           The Registrant believes that the format of the fee table assists investors in understanding the various fees and expenses of Portfolios.  For this reason, the Registrant has determined to retain the format.

Comment 4:       The information intended to be conveyed in footnote 1 regarding management fees with respect to certain Portfolios is confusing and is not prescribed by the Form.  Delete the footnote.

Response:           The Registrant believes that the footnote is important information in helping investors understand the management fees of the Portfolios.  For this reason, the Registrant has determined to retain the footnote.

Comment 5:      Compensation to Broker-Dealers and Other Financial Intermediaries – Please remove the last sentence of this section as it is not permitted or required by the form.

Response:           The Registrant believes that the last sentence of the section is important and material information to investors.  The sentence refers investors to another section of the prospectus where investors can obtain additional information concerning payments to broker-dealers and other financial intermediaries.  For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 6:      Under Item 9, disclose whether the Portfolios’ investment objective may be changed without shareholder approval, as required by Item 9 of the Form.

Response:           The Registrant will revise the disclosure consistent with this comment.

Comment 7:      Please revise your Item 9 disclosure to provide a more detailed explanation of the Principal Strategies and Risks described under Item 4.  In addition, if you intend to include non-principal strategies and risks in this section, please clarify which strategies and risks are principal and which are more ancillary in nature.

Response:           The Registrant has reviewed the Item 9 disclosure in light of your comment.  The Registrant believes that the Item 9 disclosure adequately describes how the Portfolios intend to achieve their investment objectives.  Moreover, because the prospectus and SAI includes disclosure concerning several series of the Registrant, certain strategies and risks may be considered non-principal for some series, but not for others depending on the series.  In this regard, the Registrant discloses that “[s]ome Portfolios and Underlying Portfolios/Funds may use the investments/strategies discussed below more than other Portfolios and Underlying Portfolios/Funds.”  For these reasons, the Registrant respectfully declines to make the proposed change.

MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

Comment 8:       With respect to “Derivatives Risk,” (in the Principal Risks section), add disclosure regarding the risks of credit default swaps and futures.  See Staff letter to ICI 7/30/10.

Response:           The Registrant will revise the disclosure consistent with this comment.

Comment 9:      Please include disclosure to the effect that “Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders.  In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.”  Further, please disclose that these annual and semi-annual reports are likewise available free of charge.  See item 1(b)(1) of Form N-1A.

Response:           With respect to the inclusion of the disclosure to the effect that “Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders.  In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year,” the Registrant will include disclosure consistent with this comment.

With respect to the comment concerning disclosure that these annual and semi-annual reports are likewise available free of charge, the Registrant includes disclosure at the top of the back cover page in bold that states that “More Information about the Portfolio is available free upon request:”  For this reason, the Registrant respectfully declines to make the proposed change.

Comment 10:     To the extent the Portfolio discloses portfolio holdings information before they are publicly available, please identify the recipient, provide the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed as per Item 16(f)(1)(iii) and 16(f)(2) of Form N-1A.

Response:           The Registrant will revise the disclosure consistent with this comment.

Comment 11:     Please elaborate on the portfolio managers’ compensation structure pursuant to Item 20(b) of Form N-1A.  (i.e., is the bonus based in part on Portfolio performance?  If so, against what index and over what period.)

Response:           The Registrant believes that the disclosure concerning portfolio managers’ compensation meets the requirements of Item 20(b) of Form N-1A.

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MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

The Registrant hereby acknowledges that (i) it is responsible for the adequacy and the accuracy of the disclosure contained in the Amendment; (ii) comments of the Commission staff or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing made; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please contact Kevin M. Bopp at 973.394.4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp
Assistant Secretary of the Registrant

cc:           J. Kevin Gao, Chief Legal Officer
Sander M. Bieber, Dechert LLP